Exhibit 99.43

BC FORM 53-901F (Previously Form 27) Securities Act (British Columbia)

FORM 27 Securities Act (Alberta) Under Section 146(1) of the Securities Act

MATERIAL CHANGE REPORT

ITEM 1

REPORTING ISSUER

CHAP MERCANTILE INC.

ITEM 2

DATE OF MATERIAL CHANGE

February 25, 2004

ITEM 3

PRESS RELEASE

The Issuer issued a press release under the date of February 26, 2004

ITEM 4 &

SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

ITEM 5

See attached news release.

ITEM 6

RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH

COLUMBIA), 146(2) OF THE SECURITIES ACT (ALBERTA), 75(3) OF THE SECURITIES ACT (ONTARIO), OR 81(3) OF THE SECURITIES ACT (NOVA SCOTIA)

N/A - This report is not being filed on a confidential basis.

ITEM 7

OMITTED INFORMATION

N/A

ITEM 8

SENIOR OFFICERS

To obtain further information, contact Mr. Geir Liland, President and Chief Executive Officer at (604) 669-1302.

ITEM 9

STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 26 day of February, 2004.

per:

"GEIR LILAND"

GEIR LILAND

President

CHAP MERCANTILE INC.

Suite 1600 – 609 Granville Street

Vancouver, British Columbia, Canada V7Y 1C3

Tel: (604) 669-1302 Fax: (604) 669-3877

TSX Trading Symbol: CPC

PRESS RELEASE

February 26, 2004

Chap Mercantile Inc. (the "Company") announces that at the Company's Annual and Special meeting of its shareholders held yesterday the shareholders of the Company approved the previously announced sale of Dial Locksmith Ltd. for the sum of $325,000. Concurrently with the approval, a new board of directors consisting of Mr. Geir Liland, Dr. John Ridley and Mr. John Proust were elected. Mr. Liland has been appointed as the new President of the Company.

The Company now has approximately $435,000 in cash, and will be seeking new assets or opportunities in the resource sector.

FOR FURTHER INFORMATION PLEASE CONTACT:

Mr. Geir Liland

President, at telephone (604) 669-1302